Progressive Wealth Management Since 1990

Shareholder Rebuttal to Facebook, Inc. Opposition Statement

Regarding Equal Voting Rights

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Facebook, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Facebook shareowners are encouraged to vote FOR proposal #5:

Resolved: Shareholders request that our Board take all practicable steps in its control to initiate and adopt a recapitalization plan for all outstanding stock to have one vote per share. We recommend that this be done through a phase-out process in which the board would, at the earliest practicable time, establish fair and appropriate mechanisms through which disproportionate rights of Class B shareholders could be eliminated. This is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

Overview

In July 2018 alone, Facebook stock “plunged as much as 20 percent … after months of scandal and criticism finally hit the company where it hurts: growth.”1 (emphasis added) The Proponent believes that Facebook management has been so insulated from shareholder input and critique that shareholder value may be at risk.

Recently, Facebook has been criticized repeatedly for ethical concerns, data breaches, and failures to protect users’ privacy. In the past 18 months, our Company has been characterized by headlines such as:

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1 http://time.com/5349858/facebook-stock-loss/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

“Facebook Security Breach Exposes Accounts of 50 Million Users” (New York Times; 9/28/18)	“Facebook fined for data breaches in Cambridge Analytica scandal” (The Guardian; 7/10/18)

“Delay, Deny and Deflect: How Facebook’s Leaders Fought Through Crisis” (New York Times; 11/14/18)	“Facebook says the number of users affected by Cambridge Analytica data leak is 87 million” (CNBC; 4/4/18)

“Facebook Wasn't 'Forthcoming' With Congress, Senator Says” (Bloomberg; 3/26/18)	“Facebook sent a doctor on a secret mission to ask hospitals to share patient data” (CNBC; 4/5/18)

“Facebook's facial recognition violates user privacy, watchdog groups plan to tell FTC” (USA Today; 4/5/18)	“Zuckerberg Says Facebook Probe Into Apps Won’t Uncover All Data Abuse” (Wall Street Journal; 3/22/18)

“Facebook has lost $80 billion in market value since its data scandal” (CNN Money; 3/27/18)	"The Facebook data breach wasn’t a hack. It was a wake-up call." (Vox; 3/20/18)

The Proponent believes that these recent incidents clearly illustrate the need for shareholders to have the opportunity to have influence and oversight regarding Company policies that affect shareholder value. Criticisms of company practices and policies were pervasive in 2018: critiques of its likely role in proliferating fake news that affected the 2016 U.S. election; stories that “laid bare Facebook’s lax policies around the use and sharing of user information” and risked losing users’ trust in the platform; and multiple allegations that the company’s communications app WhatsApp and even the Facebook platform itself facilitated the spread of hate in places such as Myanmar and India, which led to violence and aided in genocide.2

In the opinion of the Proponent, the current share structure affords the shareholders who put capital at risk since the Company went public absolutely no consequential manner of communicating dissent with any decision Mr. Zuckerberg makes. In light of recent scandals in particular, the Proponent believes that equal voting is one crucial mechanism needed to safeguard future loss of shareholder value.

Management and board decisions are putting shareholder value at risk, without shareholder recourse against Mr. Zuckerberg or the Board.

Shareholders that have invested in Facebook since its inception, providing billions of dollars of capital for the Company to grow, and the Proponent believes that those common shareholders now face the greatest risk of loss in the face of poor decision-making by Mr. Zuckerberg and the board of directors.

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2 https://www.buzzfeednews.com/article/ryanmac/literally-just-a-big-list-of-facebooks-2018-scandals

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Shareholders bought into Facebook’s mission and strategy, but the Proponent believes that recent events have shown that Management is not upholding the Company mission as intended. In direct contrast to the Company’s opposition statement that declares that “we are focused on our mission of giving people the power to build community and bring the world closer together,” in the opinion of the Proponent, our Company’s recent actions and strategies have served to create a more divisive world, completely contrary to our Company mission and goal.

The same opposition statement also asserts that “If we focus on this mission and build useful and engaging products and services, we believe we will create the most value for our stockholders over the long term. Our board of directors believes that our capital structure contributes to our stability and insulates our board of directors and management from short-term pressures, which allows them to focus on our mission and long-term success.” [emphasis added] The Proponent contends that the recent scandals emphasize the misguided nature of statement. As our board of directors and management have been insulated from shareholder concerns, shareholder value has been diminished. The Proponent fears that in the course of “insulat[ing] our board of directors and management from short-term pressures, the current share structure is also insulating the Company from investor concerns about long-term implications of current practices. Based upon the recent scandals, the Proponent believes that there is inadequate evidence that current incentives properly protect long-term value against serious reputation risks associated with these issues.

Voting at annual elections is a vital safeguard of shareholder value, yet our Company’s share structure puts shareholders at risk.

The Securities and Exchange Commission (SEC) tells all shareholders to vote in the annual elections of the companies in which they are invested because “shareholder voting rights give you the power to elect directors at annual or special meetings and make your views known to the company management and directors on significant issues that may affect the value of your shares.”3 However, at our Company, the shareholders who own the most stock (outsiders) have inadequate influence on company policies that may affect the long-term value of their investments. Because insiders with “super-voting shares” (class B) get 10 votes per share, the Proponent believes that it is impossible for class A shareholders to ever vote down a Company-sponsored resolution, including voting down board members that Class A shareholders deem unfit for the board. The Proponent is concerned that without shareholder input that is effective through the annual voting process, the Company may make serious missteps that could have been avoided by shareholder input through equal shareholder voting.

Research indicates that our Company’s voting structure is bad for business.

A comprehensive study, Incentives vs. Control: An Analysis of U.S. Dual-Class Companies, concluded that “the more control that the insiders have, the more they can pursue strategies that are at the expense of outside shareholders”4 (emphasis added). The authors found that ceding voting control to insiders – that is, managers unchecked by shareholder input – leads to poor performance over the long-term; even while creating incentives by rewarding managers for their good efforts with greater value through stock ownership leads them to make better decisions. Based upon this research, the Proponent feels that shareholder value is best derived when insider voting control of the firm is separated from insider economic ownership, which has its own reward when stock prices rise.

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3 https://www.sec.gov/investor/pubs/sec-guide-to-proxy-brochures.pdf

4 “The Effects of Dual-class Ownership on Ordinary Shareholders.” Knowledge@Wharton. 30 June 2004. <http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/>

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

A study sponsored by the Investor Responsibility Research Center Institute (IRRCi) has shown that on average and over time, companies with multiclass capital structures underperform those with a one-share, one-vote standard in which owners’ economic risk is commensurate with voting power. This IRRCi study also found that over the long term, controlled companies with a one-share, one-vote structure tend to outperform all others.5

Facebook claims that “Mr. Zuckerberg is invested in our long-term success, and under his guidance we have established a track record of creating value for our stockholders and navigating important opportunities and challenges.” As fiduciaries, the Proponent certainly hopes that Mr. Zuckerberg will continue to be a crucial part of Facebook’s long-term success; however, we believe that recent events demonstrate that the use of insider control at Facebook to insulate management from addressing shareholder issues and concerns can have a negative impact on long-term shareholder value. The Proponent wonders, what will happen if the Facebook board decides that the current CEO is incapable of adequately addressing user privacy or content management challenges. Would Mr. Zuckerberg step down if he was asked? And, if so, would the board and/or shareholders be comfortable with having the former founder and minority shareholder by market value continue to exercise majority voting control of the firm?

The Proponent feels that the 2016 approval of a non-voting class of stock further illustrates the Company’s disregard for shareholders.

At the 2016 annual meeting of shareholders, the vast majority of outside shareholders voted AGAINST the creation of the non-voting class of stock. The Proponent’s calculations indicate that 71% of class A shareholders voted against the creation of a third, non-voting class of stock. Despite this overwhelming dissent from common shareholders, the non-voting class of stock was approved because class A shareholders cannot outvote Mr. Zuckerberg and other class B holders. Eventually, Facebook dropped the pursuit of this non-voting class of stock when shareholders brought a lawsuit.

In the opinion of the Proponent, the intended change to the voting structure was a blatant and obvious attempt to keep control of the Company firmly in Mr. Zuckerberg’s hands, giving him full reign to completely disregard risks to shareholder value. Reuters agreed that “Facebook plans new non-voting shares to keep Zuckerberg at helm.”6 Non-insider shareholders already suffer with only 1/10th the voting power of insiders, and the Proponent believes that if Facebook had been able to create a non-voting class of stock, any semblance of opportunity for meaningful engagement with the Company would have been eliminated. Due to the current voting structure, there was no way for common (class A) shareholders to successfully vote against the creation of this non-voting stock.

Without equal shareholder voting, the Proponent is concerned that shareholders will never be able to stop dilution of their share value, as well as voting rights.

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5 http://irrcinstitute.org/pdf/FINAL-Controlled-Company-ISS-Report.pdf

6 https://www.reuters.com/article/us-facebook-results-stock/facebook-plans-new-non-voting-shares-to-keep-zuckerberg-at-helm-idUSKCN0XO2RG

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Past performance of this Proposal, in the Proponent’s opinion, illustrates shareholder support of equal voting.

The fact that this Proposal has received high votes at each annual meeting, regardless of the fact that Mr. Zuckerberg and other insiders controlled over 50% of the vote each time, illustrates that class A stockholders support equal shareholder voting. According to the Proponent’s calculations, class A shareholders supported this proposal in 2018 with an 81% of the vote in favor (although they were outvoted by the class B super shares held by insiders, of course).

The Proponent believes that the flawed claim made by the Company that states that “our stockholders rejected a substantially similar proposal at each of our last five annual meetings of our stockholders,” when Mr. Zuckerberg alone controls more than half of the votes due to the dual voting share structure of the firm, illustrates the problem with the current voting structure. Despite that fact that shareholders own the majority of the firm, any resolution that Mr. Zuckerberg votes against will fail, regardless of ownership vote. The Proponent feels that without a tally of one-vote-per-share, claiming that stockholders rejected a proposal means little more than Mr. Zuckerberg voted against it.

In the face of this robust shareholder support for this proposal, the Proponent believes that Facebook shows blatant disregard for shareholders’ rights.

The Proponent believes that the current dual-class structure is NOT in the best long-term interest of our stockholders and the current corporate governance structure is NOT sound and effective.

The Proponent feels that the current dual-class structure eliminates shareholder checks and balances over Management decisions, and that the recent scandals illustrate the crucial need for the request made in this Proposal. At companies over the long-term, insider control has been shown to sacrifice performance. In his analysis of the nature of economic vs. voting ownership of executives, Wharton professor Andrew Metrick concluded that “sales growth improved as insiders’ financial stakes grew, and worsened as they gained voting clout.” 7 In other words, disproportional voting rights (wherein insiders have more than one vote per share) can be detrimental to a corporation’s bottom line. And as others point out, “with few constraints placed upon them, managers holding super-class stock can spin out of control. Families and senior managers can entrench themselves into the operations of the company, regardless of their abilities and performance. Finally, dual-class structures may allow management to make bad decisions with few consequences.”8

Conclusion:

The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly prescriptive or burdensome. The Proponent also believes that, contrary to Company claims, Facebook’s multi-class share structure are not in the best interest of the company or shareholders.

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7 http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/

8 http://www.investopedia.com/articles/fundamental/04/092204.asp#ixzz3XIMQvxdg

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 6, 2019

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM